SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006	Commission File Number 001-12003
Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD UPDATE ON MINERA FLORIDA S.A.
(All dollar amounts in U.S. currency)
Reno, NV — July 3, 2006 - Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) is pleased to announce that the transaction to acquire a 100% interest in Minera Florida S.A. is on schedule. Effective July 1, 2006, production and production costs from Minera Florida’s Pedro Valencia mine will be realized to Meridian Gold’s account. The transaction is planned to close on July 31st.
The Pedro Valencia mine is located on approximately 120 square kilometers of land SSW of Santiago, in the historic Alhue mining district of Chile. In 2005, the Pedro Valencia mine produced 70,000 ounces of gold at a cash operating cost of about $200 per ounce using accompanying silver and zinc as by-product credits. The Company is currently preparing a reserve and resource estimate, which is National Instrument 43-101 compliant, based on existing and new exploration drilling which is due by late summer 2006.
Brian Kennedy, Meridian’s Vice-Chairman, President & CEO, commented, “We are delighted to be adding the Minera Florida operations into our growing portfolio. This acquisition re-affirms our commitment to continue advancing as a leader in low cost, socially responsible gold mining. We would also like to welcome our new 230 employees from Minera Florida S.A., who we have been working closely with to ensure this was a seamless transition. Their support and dedication to the organization has been invaluable and we are looking forward to sharing the years ahead. “

Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista Muhr
Senior Manager,	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
E-mail: krista.muhr@meridiangold.com